Exhibit 99.1

Vision Marine’s E-Motion™ Electric Propulsion System to be Rolled Out Across Groupe Beneteau Brand Portfolio Per Strategic Master Supplier Agreement

Montreal, Canada, December 13, 2022 -- Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global leader and innovator within the performance electric recreational boating industry, is pleased to announce that Vision Marine has entered into a formal Supplier Agreement with Groupe Beneteau (BEN-Euronext) (“Beneteau”).

This Agreement marries the world's first purpose built, fully electric outboard motor and powertrain system, the E-Motion™ 180E, with the excellent legacy reputation and technical prowess of Groupe Beneteau. The Four Winns H2e was designed and marketed as the seminal and groundbreaking electric boating experience for the consumer. This agreement further solidifies the relationship between Vision Marine and Beneteau, which was previously announced on July 19, 2022.

The Four Winns H2e, the first purpose built electric runabout available to consumers, will be jointly marketed to Beneteau’s dealer network by Vision Marine and Beneteau. Beneteau’s extensive dealer network includes 72 dealers throughout the United States, and 400 worldwide, on five continents.

"We are proud to enter into this strategic global supplier alliance with Groupe Beneteau. This represents an exciting milestone and inflection point for Vision Marine and its shareholders. We look forward to sharing our mutual mandates, and to assist Beneteau to expand its global carbon neutral goals via the electric transition of global waterways." stated Alex Mongeon, co-founder, and CEO of Vision Marine. “We expect our order book to show continuous growth as we approach the formal introduction of the H2e, as well as other offerings by Beneteau.”

Xavier Montagne, COO and CTO of Vision Marine, added, “We have developed a working and trusting relationship with the strategic management team of Groupe Beneteau. Our technical expertise in electrification and our experience in North American and European nautical markets are without any doubt the reason why we have been selected by Groupe Beneteau. We knew that their wish to become electric was a long-standing one and we are so proud to be the one to make it real."

Committed to a comfortable and an instinctive boating experience, and with a passion for innovation, Four Winns naturally partnered with Vision Marine Technologies to develop the new H2e.

Vision Marine Technologies’ revolutionary electric outboard has undergone extensive testing and third-party validation, both on and off the water, to make it the best designed and best supported product on the market: the perfect fit for the Four Winns H2e.

About Four Winns

For almost 50 years, Four Winns has been building its international reputation as a manufacturer of refined and sophisticated open boats, easily customizable to meet the needs and desires of boat owners worldwide. Four Winns continues to be the American timeless reference in boat building. Founded in Cadillac, Michigan, its iconic image serves as a basis to consistently evolve products and features across all markets by developing style icons perfectly shaped with a love for details. With a deep commitment to a carefree, instinctive boating experience, Four Winns strives to exceed in comfort, convenience, and operation ease – a true reward as soon as one steps on board.

About Groupe Beneteau

A global market leader, Groupe Beneteau, thanks to its Boat Division’s 11 brands, offers nearly 180 recreational boat models serving its customers’ diverse navigational needs and uses, from sailing to motorboating, monohulls and catamarans. Through its Boating Solutions division, the Group is also present in the charter, boat club, marina, digital and financing sectors. Leading the European leisure homes market, the three brands from the Group’s Housing division offer a comprehensive range of leisure homes, lodges and pods that combine eco-design with high standards of quality, comfort, and practicality. With its international industrial capabilities and global sales network, Groupe Beneteau employs 7,600 people, primarily in France, the US, Poland, Italy, Portugal, and China.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of the supplier agreement with Beneteau, the launch of the Four Winns H2e, future plans with the Beneteau brand portfolio, and the expected commercial launch of its products, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com